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                            May 29, 2024

       Michael Sherrick
       Executive Vice President and Chief Financial Officer
       Information Services Group, Inc.
       2187 Atlantic Street
       Stamford, CT 06902

                                                        Re: Information
Services Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-33287

       Dear Michael Sherrick:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 29

   1. Please explain why you believe the adjustment of $4.8 million for the accounts receivable reserves for the year
ended December 31, 2023 in determining Adjusted EBITDA and
                                                        Adjusted Net Income
complies with Question 100.01 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
 Michael Sherrick
FirstName
InformationLastNameMichael   Sherrick
            Services Group, Inc.
Comapany
May        NameInformation Services Group, Inc.
     29, 2024
May 29,
Page 2 2024 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services